March 13, 2012

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	M/A-COM Technology Solutions Holdings, Inc. Registration Statement on Form S-1 File No. 333-175934

Ladies and Gentlemen:

As underwriters of the M/A-COM Technology Solutions Holdings, Inc.’s (the “Company”) proposed public offering of up to 6,389,400 shares of common stock, we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 4:00 p.m. (NYT) on March 14, 2012, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated February 28, 2012, through the date hereof:

Preliminary Prospectus dated February 28, 2012:

7,112 copies to prospective Underwriters, institutional investors, dealers and others

The undersigned advise that they have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934.

Very truly yours, J.P. MORGAN SECURITIES LLC BARCLAYS CAPITAL INC. As Representatives of the several Underwriters

By:	J.P. MORGAN SECURITIES LLC

By:	/s/ Tommy Rueger

By:	BARCLAYS CAPITAL INC.

By:	/s/ Victoria Hale
Victoria Hale Vice President